United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Dynegy Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26817R108

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o Energy Capital Partners III, LLC

51 John F. Kennedy Parkway, Suite 200

Short Hills, NJ 07078

(973) 671-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817R108	13D	Page 1 of 15 Pages

1	Names of Reporting Persons Energy Capital Partners III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 26817R108	13D	Page 2 of 15 Pages

1	Names of Reporting Persons Energy Capital Partners GP III, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 26817R108	13D	Page 3 of 15 Pages

1	Names of Reporting Persons Energy Capital Partners III, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 26817R108	13D	Page 4 of 15 Pages

1	Names of Reporting Persons Energy Capital Partners III-A, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 26817R108	13D	Page 5 of 15 Pages

1	Names of Reporting Persons Energy Capital Partners III-B (Terawatt IP), LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 26817R108	13D	Page 6 of 15 Pages

1	Names of Reporting Persons Energy Capital Partners III-C, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 26817R108	13D	Page 7 of 15 Pages

1	Names of Reporting Persons Terawatt Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 26817R108	13D	Page 8 of 15 Pages

1	Names of Reporting Persons Terawatt Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,541,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,541,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 26817R108	13D	Page 9 of 15 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Dynegy Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 601 Travis, Suite 1400, Houston, TX 77002.

Item 2.	Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Energy Capital Partners III, LLC (“ECP GP”);
(2)	Energy Capital Partners GP III, LP (“ECP Fund GP”);
(3)	Energy Capital Partners III, LP (“ECP III”);
(4)	Energy Capital Partners III-A, LP (“ECP III-A”);
(5)	Energy Capital Partners III-B (Terawatt IP), LP (“ECP III-B”);
(6)	Energy Capital Partners III-C, LP (“ECP III-C” and, together with ECP III, ECP III-A and ECP III-B, the “ECP Funds”);
(7)	Terawatt Holdings GP, LLC (“Terawatt GP”); and
(8)	Terawatt Holdings, LP (“Terawatt Holdings”);

Each of the Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o Energy Capital Partners III, LLC, 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to the managing members and officers of ECP GP and Terawatt GP (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Between December 17, 2015 and January 25, 2016, Terawatt Holdings acquired 5,830,000 shares of Common Stock in a series of open market transactions (the “Open Market Shares”) for aggregate consideration of approximately $68.7 million.

CUSIP No. 26817R108	13D	Page 10 of 15 Pages

In connection with the closing of the PIPE Stock Purchase Agreement described in Item 4 herein, the Issuer sold 13,711,152 shares of Common Stock (the “PIPE Shares”) to Terawatt Holdings for an aggregate purchase price of $150 million.

Terawatt Holdings obtained the funds to purchase the Open Market Shares and the PIPE Shares through capital contributions from the ECP Funds, which in turn received the funds through capital contributions from their respective limited partners.

Item 4.	Purpose of Transaction.

PIPE Stock Purchase Agreement

On February 24, 2016, the Issuer entered into a Stock Purchase Agreement (the “PIPE Stock Purchase Agreement”) with Terawatt Holdings. Pursuant to the PIPE Stock Purchase Agreement, on February 7, 2017 (the “Closing Date”), the Issuer issued and sold the PIPE Shares to Terawatt Holdings.

Investor Rights Agreement

In connection with the sale of the PIPE Shares and the closing of the PIPE Stock Purchase Agreement, the Issuer and Terawatt Holdings also entered into an Investor Rights Agreement on the Closing Date.

Pursuant to the Investor Rights Agreement, the Issuer granted demand registration rights, short-form registration rights and piggyback registration rights with respect to the PIPE Shares to the Reporting Persons.

The Investor Rights Agreement also grants the Reporting Persons a right of first refusal with respect to the issuance of its pro rata share of any equity securities of the Issuer that would rank senior to the Common Stock until the earlier to occur of (i) the first date that the Reporting Persons cease to hold, collectively, at least 7.5% of the then-outstanding shares of Common Stock and (iii) 3 years after the Closing Date.

Terawatt Holdings also has the right to nominate one individual to the Issuer’s board of directors until such time that (i) Terawatt Holdings and any affiliates to which it has transferred PIPE Shares in accordance with the Investor Rights Agreement cease to hold, collectively, at least 10% of the then-outstanding shares of Common Stock or (ii) Terawatt Holdings materially breaches its standstill obligations under the Investor Rights Agreement. At the Closing Date, Terawatt Holdings designated Tyler Reeder as a director of the Issuer.

Under the terms of the Investor Rights Agreement, prior to the 6-month anniversary of the first date the Reporting Persons cease to hold, collectively, at least 10% of the then-outstanding shares of Common Stock , the Reporting Persons will not: (i) acquire any additional shares of Common Stock (or securities convertible into Common Stock) except pursuant to the right of first refusal discussed above; (ii) participate in any proxy contest, tender offer or other transaction that might result in a change of control of the Issuer; or (iii) make any public disclosure regarding the foregoing. The Reporting Persons have also agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed

CUSIP No. 26817R108	13D	Page 11 of 15 Pages

to, or might reasonably be expected to, result in the disposition of the PIPE Shares, and not to publicly announce an intention to effect any such transaction, for a period of 6 months after the Closing Date.

The Investor Rights Agreement further provides that, until such time as (i) the Reporting Persons cease to hold, collectively, at least 10% of the then-outstanding shares of Common Stock or (ii) Dynegy consummates a change-of-control transaction, Terawatt Holdings shall vote, or cause to be voted, any shares of Common Stock it holds as recommended by the Board.

The foregoing descriptions of the PIPE Stock Purchase Agreement and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the limitations in the Investor Rights Agreement, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designee to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to

CUSIP No. 26817R108	13D	Page 12 of 15 Pages

direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 131,016,337 shares of Common Stock outstanding following the closing of the transactions contemplated by the PIPE Stock Purchase Agreement.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Energy Capital Partners III, LLC	19,541,152	14.9%	0	19,541,152	0	19,541,152
Energy Capital Partners GP III, LP	19,541,152	14.9%	0	19,541,152	0	19,541,152
Energy Capital Partners III, LP	19,541,152	14.9%	0	19,541,152	0	19,541,152
Energy Capital Partners III-A, LP	19,541,152	14.9%	0	19,541,152	0	19,541,152
Energy Capital Partners III-B (Terawatt IP), LP	19,541,152	14.9%	0	19,541,152	0	19,541,152
Energy Capital Partners III-C, LP	19,541,152	14.9%	0	19,541,152	0	19,541,152
Terawatt Holdings GP, LLC	19,541,152	14.9%	0	19,541,152	0	19,541,152
Terawatt Holdings, LP	19,541,152	14.9%	0	19,541,152	0	19,541,152

Terawatt Holdings is the record holder of 19,541,152 shares of Common Stock.

ECP GP is the general partner of ECP Fund GP, which is the general partner of each of the ECP Funds, which are the sole members of Terawatt GP, which is the general partner of Terawatt Holdings. Douglas Kimmelman, Thomas Lane, Andrew Singer, Peter Labbat and Tyler Reeder are the managing members of, and Rahman D’Argenio is a partner of, ECP GP and share the power to vote and dispose of the securities beneficially owned by ECP GP. As such, each of Terawatt GP, the ECP Funds, ECP Fund GP, ECP GP and Messrs. Kimmelman, Lane, Singer, Labbat, Reeder and D’Argenio may be deemed to have or share beneficial ownership of the Common Stock held directly by Terawatt Holdings. Each such entity or individual disclaims any such beneficial ownership.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Issuer’s Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 26817R108	13D	Page 13 of 15 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the PIPE Stock Purchase Agreement and the Investor Rights Agreement, and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is amended to replace previous Exhibit 1 with the exhibit filed herewith:

Exhibit Number	Description

1	Joint Filing Agreement.

2	Stock Purchase Agreement, dated February 24, 2016, by and between Dynegy Inc. and Terawatt Holdings, LP (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on March 1, 2016).

3	Investor Rights Agreement, dated as of February 7, 2017, by and between Dynegy Inc. and Terawatt Holdings, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 8, 2017).

CUSIP No. 26817R108	13D	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2017

Energy Capital Partners III, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Director and Deputy General Counsel

Energy Capital Partners GP III, LP
By:	Energy Capital Partners III, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Director and Deputy General Counsel

Energy Capital Partners III, LP
By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Director and Deputy General Counsel

Energy Capital Partners III-A, LP
By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Director and Deputy General Counsel

CUSIP No. 26817R108	13D	Page 15 of 15 Pages

Energy Capital Partners III-B (Terawatt IP), LP
By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Director and Deputy General Counsel

Energy Capital Partners III-C, LP
By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Director and Deputy General Counsel

Terawatt Holdings GP, LLC

By:	/s/ Tyler Reeder
Name:	Tyler Reeder
Title:	President

Terawatt Holdings, LP
By:	Terawatt Holdings GP, LLC, its general partner

By:	/s/ Tyler Reeder
Name:	Tyler Reeder
Title:	President

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o Energy Capital Partners III, LLC, 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078.

Energy Capital Partners III, LLC

Managing Members

Name	Present Principal Occupation or Employment	Citizenship
Douglas Kimmelman	Senior Partner of Energy Capital Partners	United States
Thomas Lane	Vice Chairman of Energy Capital Partners	United States
Andrew Singer	Partner of Energy Capital Partners	United States
Peter Labbat	Partner of Energy Capital Partners	United States
Tyler Reeder	Partner of Energy Capital Partners	United States
Terawatt Holdings GP, LLC Officers
Name	Present Principal Occupation or Employment	Citizenship
Tyler Reeder	Partner of Energy Capital Partners	United States
Andrew Singer	Partner of Energy Capital Partners	United States
Matthew DeNichilo	Principal of Energy Capital Partners	United States
Andrew Gilbert	Principal of Energy Capital Partners	United States